                                                                     EXHIBIT 2.2



                            ASSET PURCHASE AGREEMENT

         Asset Purchase Agreement (this "Agreement"), dated as of January 30, 2004, by and between Digital Data Networks, Inc., a Washington corporation ("Seller"), and InTransit Media, Inc., a Texas corporation ("Buyer").

                                    Article I
                      Purchase and Sale of Purchased Assets

         1.1 Included Assets. On the terms and subject to the conditions set forth in this Agreement, Buyer shall purchase from Seller, and Seller shall sell, convey, assign, transfer and deliver (or cause to be sold, conveyed, assigned, transferred and delivered) to Buyer on the Closing Date (as defined in
Section 1.5(a)), all of Seller's right, title and interest as of the Closing Date in all of Seller's properties, assets and rights of any kind, whether tangible or intangible, real or personal, (except for the Excluded Assets, as defined in Section 1.2) (the "Purchased Assets"), free and clear of all mortgages, liens, pledges, charges, judgments, security interests, claims, restrictions and other encumbrances of any nature whatsoever ("Liens") (other than Permitted Liens, as defined in Section 3.4), including, without limitation, the assets included under the heading "Purchased Assets" in Exhibit A attached hereto, and the following:

                  (a)      all cash and cash equivalents;

                  (b)      all accounts receivables;

                  (c) all of the following which are owned by, issued to or licensed to Seller, along with all income, royalties, damages and payments due or payable as of the Closing Date or thereafter (including damages and payments for past, present or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof and any and all corresponding rights that, now or hereafter, may be secured throughout the world): all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures and any reissuance, continuation, continuation-in-part, division, extension or reexamination thereof; trademarks, service marks, trade dress, logos, trade names, Internet domain names, corporate names and assumed names (including, without limitation, the assumed name "The Transit Network"), together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith; copyrights and copyrightable works; mask works; and all registrations, applications and renewals for any of the foregoing; trade secrets and confidential and proprietary information, including ideas, formulas, compositions, know-how, related processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, manufacturing and production processes and techniques, customer and supplier lists, pricing and cost information and technical data and manuals (in each case relating to products currently in production as well as former products and products under development); computer software (including websites, data and related documentation); all other proprietary rights; and all copies and tangible embodiments thereof (in whatever form or medium), together with all books, records, drawings or other indicia, however evidenced;

                  (d) all of the agreements, contracts, licenses, instruments, leases, subleases and other arrangements, and all rights thereunder, listed on the attached Exhibit A under the heading "Assumed Contracts" (collectively, the "Assumed Contracts");

                  (e) all leasehold improvements and all machinery, equipment (including all vehicles, testing equipment, "demo" equipment and office equipment), fixtures, trade fixtures, computers and related software, and furniture;

                  (f) all office supplies, production supplies and other supplies, spare parts, other miscellaneous supplies and other tangible property of any kind;

                  (g) all prepayments and prepaid expenses (other than those related to Excluded Assets or Excluded Liabilities, as defined in Section 1.3(b)), employee advances and cash deposits (including security deposits and customer deposits and prepayments);

                  (h) all claims, deposits, refunds, causes of action, choses in action, rights of recovery and rights of set-off or recoupment of any kind (including any such item relating to the payment of taxes) (other than those related to Excluded Assets or Excluded Liabilities);

                  (i) the right to receive and retain mail and other communications (other than those related to Excluded Assets or Excluded Liabilities);

                  (j) all lists, books, records, documents, correspondence, and other information of any kind (including those pertaining to accounts, employees and referral sources); all lists and records pertaining to suppliers and customers and other business relations; and all studies, plans, books, ledgers, files, plats, architectural plans, drawings and specifications and business records of every kind (including all financial, business and marketing plans and information); in each case whether evidenced in writing, electronic data (including by computer) or otherwise;

                  (k) all advertising, marketing and promotional and trade show materials and booths and the like, all archival materials and all other printed or written materials;

                  (l) all franchises, approvals, permits, licenses, orders, registrations, certifications, variances, authorizations and similar rights obtained from all permitting, licensing, accrediting and certifying agencies, and the rights to all data and records held by such agencies;

                  (m) all goodwill as a going concern with regard to the business of providing advertising on mass transportation vehicles; and

                  (n) all other properties, assets and rights owned by Seller as of the Closing Date, or in which Seller has an interest, and which are not otherwise Excluded Assets.

         1.2 Excluded Assets. Notwithstanding the foregoing, the following properties, assets and rights (the "Excluded Assets") are expressly excluded from the purchase and sale contemplated hereby and, as such, are not included in the Purchased Assets:

                  (a) Seller's corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books and blank stock certificates and other documents relating to the organization, maintenance and existence of Seller as a corporation or other legal entity;

                  (b) claims for and rights to receive tax refunds with respect to taxable periods preceding the Closing Date, and tax returns and any notes, worksheets, files or documents relating thereto;

                  (c) all claims, causes of action, obligations, liabilities, choses in action, rights of recovery and rights of setoff and all rights to receive mail and communications, in each case only with respect to the Excluded Assets and Excluded Liabilities;

                  (d) Seller's rights under or pursuant to the Merger Agreement (defined below), and this Agreement and the Schedules and Exhibits attached hereto; and

                  (e) the capital stock of i2 Telecom International, Inc. ("i2 Telecom"), a Delaware corporation and a wholly-owned subsidiary of Seller as of the effective time of the merger contemplated by the Merger Agreement (as hereinafter defined), or the stock of any of Seller's other subsidiaries as of the Closing Date, and the books and records relating thereto.

         1.3      Limited Assumption of Liabilities.

                  (a) Assumed Liabilities. From and after the Closing Date, Buyer agrees to assume, pay and/or perform only the following duties, obligations, undertakings and liabilities of Seller (the "Assumed Liabilities"): (i) those duties, obligations, undertakings and liabilities of Seller that are specifically listed and/or described on the attached Exhibit A under the heading "Assumed Liabilities"; (ii) Seller's executory obligations under the Assumed Contracts listed under the heading "Assumed Contracts" on Exhibit A attached hereto; (iii) All accounts payable and accrued liabilities on the Seller's books as of the Closing Date relating directly to the Seller's operation of "The Transit Network", which is that portion of the Seller's business that derives revenue from advertising on mass transit vehicles (the "Transit Operations"), and not solely attributable to Seller's status as a public company; and (iv) for a period of one year following the Closing Date, any additional liability incurred by Seller, or of which Seller has received notice of liability within the one-year period, that was directly related to the Transit Operations. Buyer will use its commercially reasonable best efforts to secure a release in favor of Seller (in form and substance reasonably acceptable to Seller) in respect of the Assumed Liabilities from each of the persons to whom amounts or performance is owed in respect thereof.

         (b) No Other Liabilities to be Assumed. Other than the Assumed Liabilities, Buyer shall not assume, and nothing contained in this Agreement shall be construed as an assumption by Buyer of, any duties, obligations, undertakings or liabilities of Seller of any nature whatsoever, whether fixed or contingent, known or unknown. Seller shall be responsible for all of the duties, obligations, undertakings or liabilities not specifically assumed by Buyer (such unassumed duties, obligations, undertakings or liabilities are referred to herein as the "Excluded Liabilities").

         1.4 Purchase Price. The purchase price for the Purchased Assets and the Assumed Contracts shall be the assumption by Buyer of the Assumed Liabilities.

         1.5      Closing Transactions

         (a) Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of J. Paul Caver, P.C., at 10:00 a.m. local time on the first business day following the Effective Time, as such term is defined in that certain Agreement and Plan of Merger between Seller and i2 Telecom, dated January 30, 2004 (the "Merger Agreement"), or at such other time or place as is mutually agreeable to the parties (the "Closing Date").

         (b)      Deliveries. At the Closing:

                                    (i)      Buyer shall assume the Assumed
                           Liabilities;

                                    (ii)     Seller shall convey all of the
                           Purchased Assets to Buyer and shall deliver to Buyer such appropriately executed instruments of sale, transfer, assignment, conveyance and delivery, assignments, and all other instruments of conveyance which are reasonably necessary or desirable to effect transfer to Buyer of good and marketable title to the Purchased Assets (free and clear of all Liens, other than Permitted Liens), including documents acceptable for recordation in the United States Patent and Trademark Office, the United States Copyright Office and any other similar domestic or foreign office, department or agency (it being understood that all of the foregoing shall be reasonably satisfactory in form and substance to Buyer and its counsel);

                                    (iii)    Seller shall deliver to Buyer (A) a
                           certificate signed by the President of Seller and on behalf of Seller, dated the Closing Date, stating that the conditions specified in Section 2.1 below have been satisfied as of the Closing, (B) all books, records and other materials related to or used in connection with the Purchased Assets (except for those included in the Excluded Assets), and (C) such other documents or instruments as are required to be delivered by Seller at the Closing pursuant to the terms hereof or that Buyer reasonably requests prior to the Closing Date to effect the transactions contemplated hereby (including the assignment and/or relinquishment of the assumed name "The Transit Network"); and

                                    (iv)     Buyer shall deliver to Seller (A) a
                           certificate signed by the President of Buyer and on behalf of Buyer, dated the Closing Date, stating that the conditions specified in Section 2.2 below have been satisfied, and (B) such other documents or instruments as are required to be delivered by Buyer at the Closing pursuant to the terms hereof or that Seller reasonably requests prior to the Closing Date to effect the transactions contemplated hereby.

                  1.6 Allocation of the Purchase Price. Buyer and Seller shall use commercially reasonable efforts to work together in good faith to prepare an allocation of the consideration paid hereunder among the Purchased Assets, including goodwill and other assets, in accordance with Internal Revenue Code Section 1060 and the regulations thereunder and any comparable provisions of state or local law, as appropriate, within 60 days following the Closing Date.

                                   Article II
                              Conditions to Closing

                  2.1 Conditions to Buyer's Obligation. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing:

                  (a) The representations and warranties made by Seller in this Agreement and in any certificate delivered by Seller pursuant hereto that are subject to materiality qualifications shall be true and correct in all respects at and as of the Closing, and the representations and warranties made by Seller in this Agreement and in any certificate delivered by Seller pursuant hereto that are not subject to materiality qualifications shall be true and correct in all material respects at and as of the Closing, in each case as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties, and Seller shall have performed in all material respects all of the covenants and agreements required to be performed by Seller hereunder on or prior to the Closing;

                  (b) Seller shall have obtained documents and/or instruments (such as UCC-3 termination statements and the like) for the release of all Liens relating to the Purchased Assets (other than Permitted Liens);

                  (c) Seller shall have received or obtained all third party, board of director and shareholder consents and approvals that are necessary for the consummation of the transactions contemplated hereby, or that are required in order to prevent a breach of or default under, a termination or modification of, or acceleration of the terms of, any Assumed Contract, in each case on terms reasonably satisfactory to Buyer;

                  (d) Buyer and Seller shall have received or obtained all governmental and regulatory consents and approvals that are necessary for the consummation of the transactions contemplated hereby, in each case on terms reasonably satisfactory to Buyer;

                  (e) No suit, action or other proceeding, or injunction, order, decree or judgment relating thereto, shall be threatened or pending before any court or governmental or regulatory official, body or authority in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby, or that could adversely affect the right of Buyer or its affiliates to own, operate or control all or any portion of the Purchased Assets or require divestiture by Buyer or any of its affiliates of all or any portion of the Purchased Assets, and no investigation that could result in any such suit, action or proceeding shall be pending or threatened; and

                 All proceedings to be taken by Seller in connection with the consummation of the transactions contemplated hereby and all certificates, instruments and other documents required to be delivered by Seller to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to Buyer. Any conditions specified in this Section 2.1 may be waived only in writing by Buyer and specifying in reasonable detail the provision being waived.

                  2.2 Conditions to Seller's Obligation. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing:

                  (a) The representations and warranties made by Buyer in this Agreement and in any certificate delivered by Buyer pursuant hereto shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties;

                  (b) Buyer shall have performed in all material respects all the covenants and agreements required to be performed by Buyer under this Agreement on or prior to the Closing Date;

                  (c) No suit, action or other proceeding shall be pending before any court or governmental or regulatory official, body or authority wherein an unfavorable injunction, judgment, order, decree or ruling would (i) prevent consummation of the transactions contemplated by this Agreement, or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such injunction, judgment, order, decree or ruling shall be in effect;

                  (d) The Effective Time shall have occurred, as defined in the Merger Agreement, and all other actions shall have occurred to consummate the merger between Seller's subsidiary and i2 Telecom; and

         All proceedings to be taken by Buyer in connection with the consummation of the transactions contemplated hereby and all certificates, instruments and other documents required to be delivered by Buyer to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to Seller. Any condition specified in this Section 2.2 may be waived only in writing by Seller and specifying in reasonable detail the provision being waived.


                                   Article III
                    Representations and Warranties of Seller

         Seller represents and warrants to Buyer as follows:

         3.1 Organization and Standing. Seller is a corporation, validly existing and in good standing under the laws of the State of Washington and has all requisite corporate power and authority to own, lease and operate its properties and to carry on the business in which it is engaged.

         3.2 Corporate Authorization. Seller has full corporate power and authority to execute, deliver and perform this Agreement and has taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement.

         3.3 Binding Obligation. This Agreement is the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms (except to the extent that enforceability may be limited by bankruptcy or insolvency laws or other laws generally relating to creditors' rights, or by general equitable principles), and the transfer and sale to Buyer of the Purchased Assets contemplated herein will not conflict with or violate the terms of any agreement to which Seller is a party.

         3.4 Title to Purchased Assets; No Liens. Seller has good and marketable title to, and the transfer and sale to Buyer contemplated herein will vest Buyer with good and marketable title to, the Purchased Assets, free and clear of all Liens, except for (a) Liens for real estate taxes, assessments and other governmental levies, fees or charges imposed which are not yet due and payable as of the Closing Date, or which are due and payable but not yet delinquent or the amount or validity of which is being contested by Seller in good faith by appropriate proceedings, (b) mechanics and similar statutory Liens for labor, materials or supplies provided or incurred in the ordinary course of business for amounts which are not delinquent, (c) zoning, building and other land use laws imposed by any governmental authority which are not violated by the current use or the operation of the Purchased Assets, (d) Liens for any financing secured by any Purchased Assets, which Liens will be released on the Closing Date, (e) easements, covenants, conditions, restrictions and other similar matters of record affecting title which would not materially impair the continued use or operation by Buyer of the Purchased Assets, and (f) that certain equipment named in the DART promissory note that has been pledged as collateral for said note (the items in clauses (a) through (f) above being collectively referred to herein as the "Permitted Liens").

                                   Article IV
                     Representations and Warranties of Buyer

         Buyer represents and warrants to Seller as follows:

         4.1 Organization and Standing. Buyer is a corporation, validly existing and in good standing under the laws of the State of Texas and has all requisite corporate power and authority to own, lease and operate its properties and to carry on the business in which it is engaged.

         4.2 Corporate Authorization. Buyer has full corporate power and authority to execute, deliver and perform this Agreement and has taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement.

         4.3 Binding Obligation. This Agreement is the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except to the extent that enforceability may be limited by bankruptcy or insolvency laws or other laws generally relating to creditors' rights, or by general equitable principles).

         4.4 No Brokers or Finders. No person, firm or corporation has or will have, as a result of any act or omission of Buyer, any right, interest or valid claim against Seller for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement.

         4.5 Financial Capacity. Buyer is a newly formed corporation, but, based on the Purchased Assets and operations acquired hereunder, and Buyer's management believes that it has adequate financial capacity and resources to perform its obligations hereunder, including those arising under the Assumed Liabilities.

                                    Article V
                               Covenants of Seller

         5.1 Compliance. From the date hereof to the Closing, Seller shall not take or fail to take any action which action or failure to take such action shall cause the representations and warranties made by Seller herein to be untrue or incorrect as of the Closing.

         5.2 Satisfaction of All Conditions Precedent to the Obligations of Buyer. From the date hereof to the Closing, Seller shall use its best efforts to cause all conditions precedent to the obligations of Buyer hereunder to be satisfied by the Closing.

         5.3 Notice of Breach. From the date hereof to the Closing, Seller shall, immediately upon becoming aware thereof, give detailed written notice to Buyer of the occurrence of, or the impending or threatened occurrence of, any event which would cause or constitute a breach, or would have caused or constituted a breach had such event occurred or been known to Seller prior to the date of this Agreement, of any of its covenants, agreements, representations or warranties contained or referred to herein or in any document delivered in accordance with the terms hereof.

         5.4 Restrictions on Transfer of Assets. From the date hereof until the earlier of the Closing or the termination of this Agreement, Seller shall not transfer any of Seller's property, that would constitute "Purchased Assets" hereunder, including cash, to any other party, including i2 Telecom, other than payment of amounts that would constitute "Assumed Liabilities" hereunder, without the prior written consent of Buyer.

                                   Article VI
                               Covenants of Buyer

         6.1 Compliance. From the date hereof to the Closing, Buyer shall not take or fail to take any action which action or failure to take such action shall cause the representations and warranties made by Buyer herein to be untrue or incorrect as of the Closing.

         6.2 Satisfaction of All Conditions Precedent to the Obligations ofSeller. From the date hereof to the Closing, Buyer shall use its best efforts to cause all conditions precedent to the obligations of Seller hereunder to be satisfied by the Closing.

         6.3 Notice of Breach. From the date hereof to the Closing, Buyer shall, immediately upon becoming aware thereof, give detailed written notice to Seller of the occurrence of, or the impending or threatened occurrence of, any event which would cause or constitute a breach, or would have caused or constituted a breach had such event occurred or been known to Buyer prior to the date of this Agreement, of any of its covenants, agreements, representations or warranties contained or referred to herein or in any document delivered in accordance with the terms hereof.

                                   Article VII
                                   Termination

         7.1 Bases for Termination. This Agreement may be terminated prior to the Closing Date by:


                  (a)      the mutual consent of Buyer and Seller;

                  (b) either Buyer or Seller if the Closing shall not have occurred by February 29, 2004 (provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date);

                  (c) either Buyer or Seller if a court of competent jurisdiction or other governmental entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing;

                  (d) Seller, if (i) Seller's Board of Directors receives a Superior Proposal (hereinafter defined), (ii) Seller's Board of Directors determines in good faith that the failure to accept such Superior Proposal would be inconsistent with its fiduciary duties to Seller's shareholders under applicable law, and (iii) Seller has provided Buyer with at least two business days' written notice of such Superior Proposal, including a written summary thereof in reasonable detail (including the identity of the offeror and the terms of the Superior Proposal) and of the determination of Seller's Board of Directors;

                  (e) either Buyer or Seller, if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach (i) causes the conditions set forth in Section 2.1 (in the case of termination by Buyer), or in Section 2.2 (in the case of termination by Seller) not to be satisfied, and (ii) shall not have been cured within five business days following receipt by the breaching party of written notice of such breach from the non-breaching party; or

For purposes of this Agreement, "Superior Proposal" means a Seller Acquisition Proposal (defined below) that Seller's Board of Directors believes in good faith would, if consummated, result in a transaction more favorable to Seller's shareholders from a financial point of view than the transaction contemplated by this Agreement. As used in this Agreement, "Seller Acquisition Proposal" means any proposal or offer, other than a proposal or offer by Buyer or any of its affiliates, for, or that could be reasonably expected to lead to, a tender or exchange offer, a merger, consolidation or other business combination involving Seller's transit advertising business, or any proposal to acquire in any manner a substantial equity interest in, or any substantial portion of the assets of, Seller's transit advertising business.

         7.2 Effect of Termination. In the event of termination of this Agreement by any party hereto as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto except (i) with respect to Section 9.2, and (ii) to the extent that such termination results from the willful breach by a party hereto of any of its representations or warranties or of any of its covenants or agreements contained in this Agreement.

                                  Article VIII
                                 Indemnification

         8.1 General. The representations and warranties of the parties contained in this Agreement will survive the Closing until the first anniversary of the Closing Date. The covenants and commitments of the parties contained in this Agreement will survive the Closing forever.

         Seller agrees to indemnify Buyer and its affiliates with respect to, and hold Buyer and its affiliates harmless from, any loss, liability or expense (including, without limitation, reasonable legal fees) which Buyer or any such affiliate may directly or indirectly incur or suffer by reason of, or which results, arises out of or is based upon (a) the inaccuracy of any representation or warranty made by Seller in this Agreement or in any other agreement, document or instrument delivered by Seller pursuant hereto, (b) the failure of Seller to comply with any covenants or other commitments made by Seller in this Agreement or in any other agreement, document or instrument delivered by Seller pursuant hereto, or (c) the Excluded Liabilities.

         Buyer agrees to indemnify Seller and its affiliates with respect to, and hold Seller and its affiliates harmless from, any loss, liability or expense (including, without limitation, reasonable legal fees) which Seller or any such affiliate may directly or indirectly incur or suffer by reason of, or which results, arises out of or is based upon (i) the inaccuracy of any representation or warranty made by Buyer in this Agreement or in any other agreement, document or instrument delivered by Buyer pursuant hereto, (ii) the failure of Buyer to comply with any covenants or other commitments made by Buyer in this Agreement or in any other agreement, document or instrument delivered by Buyer pursuant hereto, or (iii) the Assumed Liabilities; provided, however that Buyer's indemnification obligation for an Assumed Liability that arises under Section 1.3(a)(iv) shall terminate upon the one-year anniversary of the Closing Date.

         8.2 Legal Proceedings. In the event any party becomes involved in any legal, governmental or administrative proceeding that may result in an indemnification claim hereunder, such party will promptly notify the other party in writing and in full detail of the filing and of the nature of such proceeding. The other party may, at its option and expense, defend any such proceeding if the proceeding could give rise to an indemnification obligation hereunder. If a party elects to defend any proceeding, it will have full control over the conduct of such proceeding, although the party being indemnified will have the right to retain legal counsel at its own expense and will have the right to approve any settlement of any dispute giving rise to such proceeding, provided that such approval may not be withheld unreasonably by the party being indemnified. The party being indemnified will reasonably cooperate with the indemnifying party in such proceeding.

         8.3 Manner of Payment. Except as otherwise provided herein, any indemnification of either party pursuant to this Article VIII shall be effected by wire transfer of immediately available funds from Seller or Buyer, as the case may be, to an account designated by Buyer or Seller, as the case may be, within five days after the determination thereof. Any such indemnification payments shall include interest at a rate per annum equal to the prime rate of interest reported from time to time in The Wall Street Journal calculated on the basis of the actual number of days elapsed over 365, from the date any such loss, liability or expense is suffered or sustained to the date of payment. All indemnification payments under this Article VIII shall be deemed adjustments to the purchase price for the Purchased Assets.

                                   Article IX
                                  Miscellaneous

         9.1 Notices. Any notice or communication given pursuant hereto by any party to the other party hereto will be in writing and will be delivered or mailed by registered mail, postage prepaid or sent by Federal Express or other comparable nationally recognized courier service, or by telecopy, as follows:

         If to Seller:              Digital Data Networks, Inc.
                                    c/o i2 Telecom International, Inc.
                                    301 Yamato Road
                                    Suite 2112
                                    Boca Raton, Florida 33431
                                    Attn: Paul R. Arena
                                    Telecopier:  (561) 994-5381

         If to Buyer:               InTransit Media, Inc.
                                    3102 Maple Avenue, Suite 230
                                    Dallas, Texas 75201
                                    Attn: Richard J. Boeglin
                                    Telecopier:  (214) 969-7238

or to such other address or telecopy number as will hereinafter be furnished in writing by any party hereto to the other party hereto.

         9.2 Expenses. Each of the parties hereto will bear its own expenses incurred in connection with the transactions contemplated hereby.

         9.3 Entire Agreement. This Agreement and the Schedules and Exhibits attached hereto (which are herein incorporated by reference) set forth the entire agreement between Buyer and Seller relating to the purchase and sale of the Purchased Assets and supersede all prior agreements or understandings between the parties. This Agreement may be amended or modified only by a written instrument signed by Buyer and Seller.

         9.4 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Texas.

         9.5 Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile signature, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

         9.6 Binding Effect; Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns; provided, however, that neither party shall have the right to assign this Agreement or delegate its duties hereunder (whether voluntarily, involuntarily, by way of merger or otherwise) without the prior written consent of the other party, which consent may be withheld in such other party's sole and absolute discretion.

         9.7 Headings. The headings in this Agreement are for reference purposes only and will not affect the meaning or interpretation of this Agreement.

         9.8 Press Releases. Buyer and Seller will approve all press releases and other public announcements concerning the transactions contemplated by this Agreement prior to publication.

         9.9 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, such provision will be fully severable, this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.

         9.10 Remedies. If any one or more of the covenants and/or agreements set forth in this Agreement will have been breached by Seller or Buyer, the other party may proceed to protect and enforce its rights either by suit in equity and/or by action at law, including, without limitation, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement set forth in this Agreement.

         9.11 Access of Seller to Books and Records. At all times after the Closing Date, Buyer shall give Seller and Seller's advisors and representatives reasonable access to any books and records of Seller (or any of its subsidiaries) that are included in the Purchased Assets (to the extent that such books and records relate to any period prior to the Closing Date).

         9.12 Employees. At the Closing, Buyer will offer to employ each of the employees of Seller immediately prior to the effective time of the merger contemplated by the Merger Agreement on terms determined by Buyer in its sole discretion.

         9.13 Employee Benefits Matters. Buyer will adopt and assume at and as of the Closing each of the Employee Benefit Plans that Seller maintains and each trust, insurance contract, annuity contract, or other funding arrangement that Seller has established with respect thereto. Buyer will ensure that the Employee Benefit Plans treat employment with any of Seller and its subsidiaries (other than i2 Telecom) prior to the Closing Date the same as employment with any of Buyer and its subsidiaries from and after the Closing Date for purposes of eligibility, vesting and benefit accrual. Seller will transfer (or cause the plan administrators to transfer) at and as of the Closing all of the corresponding assets associated with the Employee Benefit Plans that Buyer is adopting and assuming pursuant hereto.

         9.14 Bulk Transfer Laws. Buyer acknowledges that Seller will not comply with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

                  [Remainder of page intentionally left blank.]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.


                                     SELLER:

                                     DIGITAL DATA NETWORKS, INC.


                                     By: /s/ Donald B. Scott
                                        ------------------------------------
                                         Donald B. Scott
                                         President


                                     BUYER:

                                     INTRANSIT MEDIA, INC.


                                     By: /s/ Richard J. Boeglin
                                         -------------------------------------
                                         Richard J. Boeglin
                                         President

                                   EXHIBIT A
                          (to Asset Purchase Agreement)


Purchased Assets

-    Cash in Seller's checking account (approximately $60,000 as of 1/30/04)
- Cash in Seller's money market account (approximately $850 as of 1/30/04) o Accounts Receivable of Seller
- All equipment installed on DART's buses and trains (including, but not limited to, electronic LED signs, vehicle interfaces, receivers, antennas, brackets, cabling, circuit breakers, power supplies, etc.)
- All equipment and miscellaneous supplies located at the Company's warehouse located at Lock-N-Key Mini-Storage, 5720 Milton St., Unit 242, Dallas, TX 75206 (including, but not limited to, electronic LED signs, vehicle interfaces, receivers, antennas, brackets, cabling, circuit breakers, power supplies, demo signs, interior cards, shelving, etc.)
- Any equipment located at, or in-transit to or from, any of the Company's vendor's offices (including, but not limited to, electronic LED signs, vehicle interfaces, receivers, antennas, brackets, cabling, circuit breakers, power supplies, etc.)
- All equipment located at any of WRR's premises which are used for transmitting the Company's subcarrier signal (including, but not limited to, subcarrier generators, modems, uninterruptible power supplies, cables, etc.)
- The proprietary software used to operate the Company's electronic information system
- All furniture, office equipment and supplies located at the Company's office at 3102 Maple Avenue, Suite 230, Dallas, Texas, including, but not limited to:
     -        1, esi IVX 20+ phone system
     -        7, computers
     -        8, office desks
     -        1, HP DeskJet 952 printer
     -        1, HP LaserJet 6P printer
     -        1, Lexmark Z43 printer
     -        1, Brother HL-1240 printer
     -        1, HP LaserJet 4 Plus printer
     -        1, Okidata OL810e printer
     -        1, Okidata Okifax 2400 fax machine
     -        1, Canon NP 3050 copier
     -        3, Uninterruptible Power Supplies
     -        2, demo signs in cases
     -        11, LED signs
     -        11, vehicle interfaces
     -        3, power supplies
     -        8, 4-drawer metal filing cabinets
     -        3, 2-drawer metal filing cabinets

     -        5, wooden, rolling filing cabinets
     -        1, 2-drawer horizontal metal filing cabinet
     -        1, 6-shelf wooden bookcase
     -        2, 4-shelf wooden bookcases
     -        4, 2-shelf wooden bookcases
     -        2, Brother typewriters
     -        1, Gold Star TV
     -        1, RCA VCR
     -        1, GE microwave oven
     -        1, Designer refrigerator
     -        1, coffeemaker
     -        1, toaster
     -        1, blender
     -        1, conference table
     -        1, credenza
     -        6, conference room chairs
     -        6, office chairs
     -        8, sitting chairs
     -        4, folding chairs
     -        1, couch
     -        1, coffee table
     -        1, end table
     -        2, card tables
     -        1, lamp
     -        9, wastebaskets
     -        1, GVC binder
     -        1, paper cutter
     -        2, room clocks
     -        2, papershredders
     -        1, aluminum ladder
     -        1, cutting table
     -        1, coat/hat rack
     -        2, artificial plants
     -        1, postage scale
     -        1, shipping scale
     -        1, timeclock
     -        8, hanging wall pictures
     -        2, artificial plants
     -        assorted shelving

Assumed Liabilities
- The obligations of Seller under Seller's Promissory Note to DART, which has a balance of approximately $80,000 as of the date hereof
- The following obligations of Seller, although not related to the Transit Operations:
             a. All expenses incurred by Paul Caver, an attorney for Seller, through the Closing Date
             b. $2,500 owed to John Payseno, a Washington attorney for legal opinion provided to Seller
             c. Monahan & Biagi Statement # 103 in the amount of $694.79 received 1-21-2004
             d. All expenses incurred by Seller's accountant, Crystal Smith, through the Closing Date
             e. Continental Stock Transfer & Trust Company Invoice #690497 in the amount of
$605.35 received 1-20-2004 (no obligation for other amounts due to this vendor)
- Accrued payroll and other accrued liabilities on the books of Seller that relate to the Transit Operations as of the Closing Date

Assumed Contracts
- Contract with DART dated October 16, 1995, and subsequently modified and amended on March 1, 1997, October 11, 2001 and October 14, 2002.
- Subcarrier Agreement with WRR which runs through October 20, 2005 and has a lease rate of $4,400 per month
-    Office lease with Maple Country, Ltd., which runs through October 31,
     2005 and has a rental rate of approximately $2,175 per month
- Lease for storage space with Lock-N-Key Mini-Storage, 5720 Milton St., Unit 242, Dallas, TX 75206
-    Lease for storage space in Rhode Island for $65 per month
- Software License Agreement (the "Sunrise Agreement") with Sunrise Systems, Inc. ("Sunrise"), entered into on or about November 1995, amended in March 1997